News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING PROVIDES NOTICE OF RELEASE OF 2006 FOURTH QUARTER FINANCIAL RESULTS AND CONFERENCE CALL

CALGARY, January 16, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) will release its 2006 fourth quarter financial results on Monday, February 12, 2007.

Boyd Payne, President of Fording Canadian Coal Trust, will host a conference call with analysts to discuss the results on Tuesday, February 13, 2007 at 8:00 a.m. MST, 10:00 a.m. EST. Individual investors and the media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-888-575-8232 or 416-406-6419 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call through Friday, February 16, 2007 by dialling 1-800-408-3035 or
416-695-5800 and entering passcode 3211597#.

A live and archived audio Webcast / Podcast of the conference call will also be available on Fording’s website at www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund royalty trust. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership and earnings from its NYCO subsidiaries which are leading producers of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Catherine Hart

Investor Relations Analyst

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca